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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2003

IMPERIAL TOBACCO GROUP PLC
(Translation of registrant's name into English)

Upton Road, Bristol BS99 7UJ, England
(Address of principle executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐    No ☒

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMPERIAL TOBACCO GROUP PLC (Registrant)

Date September 1, 2003	By	/s/ TREVOR M WILLIAMS Trevor M Williams Assistant Company Secretary

2

Attached to this 6-K are the following items:

Exhibit

  1.
  Directors Shareholding—August 5, 2003
  2.
  Directors Shareholding—August 11, 2003
  3.
  Directors Shareholding—August 14, 2003
  4.
  Directors Shareholding—August 15, 2003
  5.
  Notice of Results—August 20, 2003

        Notification of Directors' Interests pursuant to Companies Act 1985 Section 324 (2) and Section 329.

        Gareth Davis, Robert Dyrbus, David Cresswell and Frank Rogerson (together, "the Directors").

        Imperial Tobacco Group PLC was today advised by the Trustees of the Company's Employee and Executive Benefit Trust ("the Trust") that the following Director exercised an option under the Imperial Tobacco Group PLC Sharesave Scheme.

Name	Date of exercise	Number of shares	Resultant aggregate Companies Act interests.
Mr Robert Dyrbus	1 August 2003	1,610	378,237

        In addition, the Trust holds a total of 710,132 ordinary shares of 10p each in the Company and the Directors being potential beneficiaries under the Trust are deemed to have a non-beneficial interest in such shares.

T M Williams
Assistant Company Secretary

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1.	Name of company
Imperial Tobacco Group PLC
2.	Name of director
Mr Simon P Duffy
3.
Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
Holding by Director in 2 above
4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Mr Simon P Duffy
5.	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)
N/A
6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Dividend reinvestment
7.	Number of shares/amount of stock acquired
11
8.	Percentage of issued class
0.0000015
9.	Number of shares/amount of stock disposed
N/A
10.	Percentage of issued class
N/A
11.	Class of security
Ordinary shares of 10p each
12.	Price per share
£9.799
13.	Date of transaction
8 August 2003
14.	Date company informed
11 August 2003

15.	Total holding following this notification
6,792
16.	Total percentage holding of issued class following this notification
0.00093
If a director has been granted options by the company please complete the following boxes
17.	Date of grant
N/A
18.	Period during which or date on which exercisable
N/A
19.	Total amount paid (if any) for grant of the option
N/A
20.	Description of shares or debentures involved: class, number
N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
N/A
22.	Total number of shares or debentures over which options held following this notification
N/A
23.	Any additional information
N/A
24.	Name of contact and telephone number for queries
T M Williams, Assistant Company Secretary, 0117 963 6636
25.	Name and signature of authorised company official responsible for making this notification
T M Williams, Assistant Company Secretary
Date of Notification 11 August 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1.	Name of company
Imperial Tobacco Group PLC
2.	Name of director
Mr Simon P Duffy
3.
Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
Holding by Director in 2 above
4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Puddledock Nominees Limited PEP's Account
5.	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)
N/A
6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
a) General Discretionary PEP—Dividend reinvestment
b) Single Company Discretionary PEP—Dividend reinvestment
7.	Number of shares/amount of stock acquired
a) 23, b) 10
8.	Percentage of issued class
0.000004
9.	Number of shares/amount of stock disposed
N/A
10.	Percentage of issued class
N/A
11.	Class of security Ordinary shares of 10p each
12.	Price per share
£9.73
13.	Date of transaction
14 August 2003
14.	Date company informed
14 August 2003

15.	Total holding following this notification
6,825
16.	Total percentage holding of issued class following this notification
0.0009
If a director has been granted options by the company please complete the following boxes
17.	Date of grant
N/A
18.	Period during which or date on which exercisable
N/A
19.	Total amount paid (if any) for grant of the option
N/A
20.	Description of shares or debentures involved: class, number
N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
N/A
22.	Total number of shares or debentures over which options held following this notification
N/A
23.	Any additional information
N/A
24.	Name of contact and telephone number for queries
T M Williams, Assistant Company Secretary, 0117 963 6636
25.	Name and signature of authorised company official responsible for making this notification
T M Williams, Assistant Company Secretary Date of Notification
14 August 2003

        Imperial Tobacco Group PLC has today been informed that, on 15 August 2003, the non-executive directors' listed below purchased ordinary shares of 10 pence each, at a price of £9.65 per share, pursuant to an agreement that part of their fees be applied to the purchase of shares. These shares will be held by a nominee and may not be withdrawn or sold during the term of each non-executive directorship.

Director	Shares purchased	Resultant Interest
Simon Duffy	617	7,442
Sipko Huismans	617	4,929
Pierre Jungels	617	1,471
Iain Napier	617	2,491

T M Williams

Assistant Company Secretary

        Imperial Tobacco Group PLC is pleased to announce that it expects to announce its preliminary results for the financial year ending September 2003 on Monday 17 November 2003. The final dividend will be paid on 20 February 2004 to shareholders on the register at 23 January 2004.

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SIGNATURES
SCHEDULE 11 NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS
SCHEDULE 11 NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS